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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                               For August 5, 2003

                          Telefonica of Argentina Inc.
                 (Translation of registrant's name into English)

                          Telefonica de Argentina S.A.
                          Avenida Ingeniero Huergo 723
                       (C1107AOH) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________




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                                TABLE OF CONTENTS

Item
----
1. Press release of Telefonica de Argentina S.A. dated August 5, 2003 announcing the acceptance of the notes tendered in the exchange offers.




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      Telefonica                                                   Press Release
----------------------------
Telefonica de Argentina S.A.

FOR IMMEDIATE RELEASE

 Telefonica de Argentina Announces Acceptance of Tenders in its Exchange Offers
 ------------------------------------------------------------------------------

Buenos Aires, August 5, 2003 - Telefonica de Argentina S.A. ("TASA" or the "Company") announced today the acceptance of tenders in its offers to exchange two series of existing TASA notes (the 11.875% TASA Notes due 2004 (the "TASA 2004 Notes") and the 9.125% TASA Notes due 2008 (the "TASA 2008 Notes")) for two new series of TASA notes plus a cash payment (the "TASA Exchange Offers"), and its offers to exchange two series of existing notes issued by TASA's holding company, Compania Internacional de Telecomunicaciones S.A. ("Cointel"), (the 8.85% Cointel Series A Notes due 2004 (the "Cointel Series A Notes") and the 10.375% Cointel Series B Notes due 2004 (the "Cointel Series B Notes")) for two new series of TASA notes plus a cash payment (the "Cointel Exchange Offers" and together with the TASA Exchange Offers, the "Exchange Offers").

The Exchange Offers expired as of 11:59 p.m., New York City time, on August 4, 2003. The Company has accepted all Notes validly tendered before the expiration date. Settlement is expected to occur on August 7, 2003 or as soon as practicable thereafter.

The Company has accepted the following amounts of existing notes tendered for exchange, which represent all existing notes tendered and not withdrawn before 11:59 p.m., New York City time, on August 4, 2003:

     o U.S.$219 million, representing 73.0% of aggregate principal amount of the U.S.$300 million TASA 2004 Notes,

     o U.S.$243 million, representing 65.9% of aggregate principal amount of the U.S.$368.5 million TASA 2008 Notes,

     o U.S.$164 million, representing 73.0% of aggregate principal amount of the U.S.$225 million Cointel Series A Notes, and

     o Ps.31 million, representing 17.7% of aggregate principal amount of the Ps.175 million Cointel Series B Notes.

Copies of each prospectus and proxy solicitation, each prospectus and proxy solicitation supplement dated July 24, 2003, and each prospectus and proxy solicitation supplement dated July 29, 2003 may be obtained by calling D.F. King & Co., Inc., at +1-800-549-6697 or +1-212-269-5550, or by mail at 48 Wall
Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

You may read a copy of our registration statement and any other document we file at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are

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also available at the public reference rooms at the SEC's regional office in New
York City. Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

Morgan Stanley & Co., Incorporated (including its affiliates) acted as dealer manager for the Exchange Offers. BBVA Banco Frances S.A. (Reconquista 199, (C1003ABE) Buenos Aires, Argentina; Attention: Santiago Barros Moss, Tel. 5411 4346-4311) acted as solicitation agent in Argentina.

Any questions regarding the Exchange Offers may be addressed to Morgan Stanley as dealer manager for this transaction at the following numbers:

Morgan Stanley
Simon Morgan      +1-212-761-2219
Heather Hammond   +1-212-761-1893

Telefonica de Argentina S.A.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TELEFONICA DE ARGENTINA S.A.


                                              By: /s/  Pablo Llauro
                                                  ------------------------------
                                              Name:    Pablo Llauro
                                              Title:   Assistant General Counsel


Date: August 5, 2003